UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended December 31, 2022

Landa App 3 LLC
(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street, New York, NY 10011
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Capitalized terms used but not defined herein have the meanings given to them in Landa App 3 LLC’s offering circular (the “Offering Circular”) most recently qualified by the Securities and Exchange Commission (the “SEC”), dated June 24, 2022, which can be found here.

i

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” A cautionary statement regarding forward-looking statements applicable to forward-looking statements found herein can be found under “Cautionary Statement Regarding Forward-Looking Statements” of our Offering Circular, which can be found here and is incorporated herein by reference.

Item 1. Business

Company Overview

Landa App 3 LLC (“we,” “us,” “our,” or the “Company”) was formed in June 2021 as a series limited liability company pursuant to Sections 18-215 and 18-218 of the Delaware Limited Liability Company Act (the “LLC Act”) in order to offer a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties.

From time to time, the Company will form separate series of membership interests (each a “Series” and the “Series”) for the purpose of offering a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties. Each Series is formed to hold a residential rental property as its primary asset (each a “Property” and collectively, the “Properties”).

The Company generally offers 100,000 membership interests (each a “Share” and collectively, the “Shares”) in each of the Series (the respective offerings of Shares of each Series each individually referred to herein as an “Offering”). Investors that purchase Shares in any Series acquire a right to receive monthly distributions (which the Company also refers to as “dividends”) of a portion of the net rental income of such Series. The total distribution amount by a Series, if any, will be calculated by the Manager, acting in its sole discretion, and will be based on a number of factors, including, but not limited to, the total number of Shares sold, fees, expenses, taxes, amounts allocated to reserves, economic conditions, debt service requirements, actual and accrued cash flows of the applicable Series, and other factors that could differ materially from our current expectations. The total distribution amount, if any, will be allocated to each holder of Shares of the applicable Series on a pro-rata basis based on the number of Shares of that Series held.

The Company and each Series is managed by Landa Holdings, Inc. (the “Manager”).

All Shares are offered through the Landa Mobile App.

Series Offering Table

The table below shows key information related to the Offering of each Series pursuant to Regulation A of the Securities Act of 1933, as amended (“Regulation A”) subsequent to December 31, 2022 through April 28, 2023. Please also refer to “—Properties” below for further details.

Series	Offering Status	Qualification Date	Opening Date	Closing Date	Total Number of Shares Outstanding(1)
Landa Series 24 Ditmars Street	Open	6/24/2022	07/11/23		60,736
Landa Series 132 Cornelia Street	Open	6/24/2022	07/11/23		55,342
Landa Series 368 Irwin Street NE	Open	6/24/2022	07/08/23		84,525
Landa Series 996 Greenwood Avenue NE	Open	6/24/2022	07/08/23		20,123
Landa Series 1363 Hancock Street	Open	6/24/2022	07/11/23		48,900
Landa Series 6696 Mableton Parkway SE	Closed	6/24/2022	07/08/23	12/09/22	100,000

(1)	Reflected as of April 28, 2023.

Properties

Descriptions of the Properties as of December 31, 2022 can be found under “Description of the Properties” of our Offering Circular, which can be found here and is incorporated herein by reference.

Investment Objectives

Our primary investment objectives are to:

●	realize growth in the value of our Property investments;

●	maximize net rental income in each of the Properties; and

●	preserve, protect and return investor capital contribution.

The Company cannot assure you that the Company will attain these objectives or that the value of our assets will not decrease.

Investment Strategy

Our investment strategy is to acquire residential properties on an opportunistic basis. The Company will focus on multi-family homes, which may include newly constructed properties in neighborhoods with growing rental demand, strong rental history and in geographic regions which provide steady real estate asset growth, and properties that may need improvements or renovations. The Company intends to leverage our industry expertise, as well as our proprietary technology, to help streamline our property acquisition process.

The Company will focus on acquiring market ready properties, which may include existing income-producing properties or newly constructed properties, in neighborhoods with growing rental demand, strong rental history and in geographic regions which provide steady real estate asset growth. Our acquisition strategy does not include major rehabilitation or repurposing of existing structures, or new ground-up development.

Our expected target markets are neighborhoods surrounding metropolitan statistical areas of at least one million (1,000,000) residents, which the Company estimates having historical capitalization rates ranging from approximately five percent (5%) to ten percent (10%) for mutli-family homes. In addition, the Company expect to target cities with growing populations or cities that show strong rental demand.

Governmental Regulation

Each Series’ respective business practices and Properties are subject to regulation by numerous federal, state and local authorities. See the description of certain applicable regulations under “Regulations” of our Offering Circular, which can be found here and is incorporated herein by reference, for a discussion of applicable governmental regulations.

Industry

Residential Housing

Residential housing is the largest real estate asset class in the United States, with approximately 140 million total housing units and a total value of more than $43.4 trillion according to Zillow.com as of December 31, 2022. Since 2010, the multi-family rental market has seen considerable growth in rents, and we expect this trend to continue as the economy recovers from the COVID-19 pandemic. While 2020 saw a shift from urban to suburban, we believe that multi-family housing demand remains high as renters continue to delay homeownership due to a number of challenges involved with becoming a homeowner. First, mortgage financing for the consumer is now harder to obtain due to conservative mortgage underwriting standards which arose after the global financial crisis. Many Americans have limited credit and do not have the liquidity required to put a down payment on a home. Second, we believe that the U.S. is undergoing a demographic shift away from the desire to own a home. Americans are looking for more flexibility and mobility in their housing. Finally, over recent years, home prices have increased faster than wage growth which has created an affordability problem for potential homeowners. These factors have shifted the landscape in the U.S. housing market over the recent years and have contributed to the rise in the demand for rental housing.

The Company believes that the increased demand for rental housing has created the institutionalization of multi-family investment ownership. Prior to 2012, the multi-family rental sector primarily consisted of smaller, non-institutional owners and managers, however, larger institutional investors have emerged in recent years. Despite this growth, it is estimated that institutional owners only represent approximately 375,000 units or 2.5% of all multi-family rental units in the United States, according to Institutional Real Estate, Inc. The expansion of institutional owners into this asset class has led to management efficiency and technology development in the industry which has improved the cost to manage a rental home. Operating metrics for institutionally managed multi-family rentals are now comparable to traditional single-family properties as multi-family rental properties exhibit similar occupancy levels to single-family properties with lower turnover rates. In addition, according to the National Association of Realtors, the multi-family housing market is the most liquid real estate asset class in the United States, with an average of 5.2 million sales of existing homes per year from 2005 to 2021.

Supply: Historically Low and Favorable Conditions Are Expected to Continue

The housing market in the United States has not kept pace with population growth and household formation resulting in a shortage in supply. The Company believes that this supply imbalance has led to higher demand for housing across the country which ultimately affects housing prices. Due to this shortage of housing, the median home prices have increased much faster than what the consumer can afford creating an affordability problem for many Americans, exemplified in the home price to income ratio. In 1995, the home price to income ratio was 4.24, meaning the median cost of a single-family home in the U.S. was 4.24x the average median income.  As of December 31, 2021, the home price to income ratio was 7.58, according to the Federal Reserve Bank of St. Louis. The Company believes that the “American Dream” of owning is starting to fade from the psychology of the U.S. consumer due to the hurdles associated with purchasing a home and the limited affordable supply available. This is exemplified by changes in the homeownership over the past 15 years where the homeownership rate across the country decreased in 90% of U.S. metropolitan areas. As of the end of 2021, the homeownership rate was 65% compared to 69% at its all-time high in 2004, according to a report by the U.S. Census Bureau.

We believe that the multi-family rental industry is well-positioned to provide Americans, who prefer the lifestyle associated with being in a multi-family home, an affordable housing solution as supply constraints continue to keep home prices high and the rate of homeownership low.

Demand: Demographic Shifts and Professionally Managed Services

As the hurdles of homeownership continue to grow for the average American, the Company believes that the demand for rental housing has increased. This shift in demand for rental housing is one of the financial components driven by affordability, however, there is also a demographic shift in the perspective of housing. Delayed household formation, desired mobility, and the illiquidity associated with owning a home are large contributors to the increasing demand for rental housing in the U.S., specifically in the “millennial” population. Millennials, while potentially experiencing higher wage growth compared to previous generations, are also plagued with student debt.  According to the Department of Education, as of December 2021, borrowers between ages 24-35 have an average outstanding loan balance of $33,600. This amounts to roughly 8% of the $408,100 median home price in the U.S. Said differently, many millennials have outstanding debt instead of liquidity that could be utilized for a down payment of a home. Millennials are also forming households much later than previous generations, meaning marriage and children are coming later in life. Typically, as these life events happen, the demand for more square footage and transition from apartment living to a single-family household occurs. The Company believes that the combination of student debt and the delay in household formation amongst the millennial population have contributed to the demand for multi-family rental housing.

In addition to these structural hurdles that millennials face with respect to homeownership, we believe that there are psychological and geographic factors that play a part in the demand for rental housing. Psychologically, many millennials do not place as high of a value on homeownership as compared to previous generations. The purchase of a house is typically the largest investment that occurs in an individual’s lifetime and millennials are the generation that witnessed this class of investment depreciate during the financial recession. In addition, many millennials have more mobility due to remote working and improved technology. As commerce, industry and technology improve, fewer Americans will be required to be in an office which may lead to an increase in moving– especially in light of the recent move by many businesses to institute “work from home” policies as a result of the outbreak of COVID-19. The flexibility of being on an annual lease compared to owning a home allows for this optionality and thus aids to drive demand for multi-family rentals.

Lastly, we believe demand for multi-family rentals will increase as the sophistication of the companies offering housing solutions improves. Since the recession, there has been an influx of institutional capital into the multi-family rental space which has changed the general landscape of rental housing. We believe they have played a significant role in changing the product. Institutional ownership of multi-family rental homes has provided services, technology and convenience to those looking to rent a multi-family home and these institutions have been well-positioned to experience the demographic shift away from homeownership. We believe that the institutionalization of the multi-family rental industry provides professional management services that make the renting process even easier for many Americans.

We believe that these drivers have impacted the multi-family rental industry positively already. Multi-family rental demand has increased by 14% in the past 10 years according to the Census American Community Survey, compared to 31% for single-family properties. Additionally, multi-family properties have outperformed single-family properties with respect to rent growth, vacancies, and rent payment delinquencies. As consumer preferences related to housing evolve, we expect that the demand for multi-family rental housing will increase and outpace other housing sectors.

Our Manager

Services Provided

Each Series has entered into a management agreement with the Manager (each, a “Management Agreement”). Pursuant to the Management Agreement, the Manager, among other things, provides certain property management, consulting, Landa Mobile App hosting and support and legal and accounting services to each Series, as well as provides each Series with a management team and the appropriate support personnel to meet our operational needs. Under the Management Agreement, the Manager’s services include, but are not limited to, identifying properties for potential acquisition, conducting any required due diligence with respect to each property, obtaining property appraisals, coordinating inspections and financing (if needed), negotiating the purchase of the properties, arranging for rental of any properties, undertaking, and providing customized advisory services. In addition, the Manager granted each Series a license to use the Landa Mobile App.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager has discretion with respect to the selection of specific investments and the purchase and sale of the Properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective property management, and timely disposition of such Properties. As such, the Manager employs a disciplined investment approach that utilizes its experience with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active management of each Property acquired.

To execute our disciplined investment approach, the Manager takes responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – The Manager extensively researches the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – The Manager follows a tightly controlled and managed process to examine all elements of a potential investment, including its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management is a fundamental principle in the management of each of the Properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager reviews the operating performance of investments against projections and provides the oversight necessary to detect and resolve issues as they arise.

●	Property Management – Prior to the purchase of a Property, the Manager develops an asset business strategy which is customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Property

Our investment in real estate generally takes the form of holding fee simple title to the Properties.

Our obligation to purchase any Property generally is conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

●	auditable financial statements covering recent operations of Properties having operating histories;

●	title and liability insurance policies; and

●	any other documents or materials required in order to evaluate an investment in a property.

In purchasing, leasing and developing Properties, we are subject to risks generally incident to the ownership of real estate. For more information, please see the section entitled “Risk Factors – Risks Related to the Properties and the Offered Series” of our latest Offering Circular, which can be found here and is incorporated herein by reference.

Investment Process

The Manager has the authority to make all the decisions regarding the Series’ investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in each Series’ Operating Agreement.

The Manager focuses on the sourcing, acquisition and management of residential properties. The Manager sources investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments, the Manager utilizes its investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective opportunities include:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and leasing market conditions affecting the Properties;

●	the cash flow in place and projected to be in place over the expected holding period of the Properties;

●	the appropriateness of estimated costs and timing associated with capital improvements of the Properties;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the Properties;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

The Manager analyzes each potential investment’s risk-return profile and reviews financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Disposition Policies

We intend to hold and manage the Properties we acquire for an indefinite period of time. If the Manager, acting in its sole discretion, decides to sell a particular property, it will seek to achieve a selling price that maximizes the distributions to investors based on then-current market conditions. We cannot assure you that this objective will be realized.

The determination of when a particular Property should be sold or otherwise disposed of will be made by the Manager, acting in its sole discretion, after consideration of relevant factors, including, but not limited to, prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, how any existing leases on a Property may impact the potential sales price, and any other factors that the Manager may deem relevant. Pursuant to the applicable Series’ operating agreement, as well as the Company’s operating agreement, the Manager may determine that it is in the best interests of members to dispose of a Property.

Following the sale of a Property, the Manager will distribute the proceeds of such sale pro-rata to the holders of the Shares of the given Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Operating Expenses

Each Series is responsible for certain expenses related to such Series or the Property held by such Series (hereinafter “Operating Expenses”), including, but not limited to:

●	interest expense under the applicable acquisition note issued by such Series to the Manager (each an “Acquisition Note”);

●	any and all fees, costs and expenses incurred in connection with the management of a Property, including Monthly Management Fees, Home Ownership Association fees, taxes, marketing fees, security and maintenance fees;

●	any and all insurance premiums or expenses, including property insurance in connection with the Series’ Property;

●	any withholding or transfer taxes imposed on the Company or a Series as a result of its or their earnings, investments or withdrawals in connection with the Property;

●	any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements in connection with the Property;

●	any legal fees and costs (including settlement costs) arising in connection with any disputes with tenants, litigation or regulatory investigation instituted against the Series or a Manager in connection with the affairs of the Series;

●	any fees, costs and expenses of engaging a third-party registrar and transfer agent appointed by the Manager in connection with a Series;

●	any indemnification payments to be made pursuant to the obligations of the Series’ Operating Agreement;

●	the fees and expenses of the Company’s or a Series’ counsel in connection with advice directly relating to the Series’ legal affairs;

●	the costs of any other outside appraisers, inspectors, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager bears its own expenses of an ordinary nature, including all administrative, operating and personnel costs and expenses, taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series’ Property, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than 7% on that loan at a rate to be determined solely by the Manager. See “Description of Our Business—Our Manager — Manager Compensation.”

Further, if the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, then you may be unable to receive distributions until the Series can generate revenue.

The Landa Mobile App

The Manager owns and operates a mobile app-based investment platform, which we call the “Landa Mobile App.” Through the Landa Mobile App, investors can:

●	Browse Series’ Offerings and obtain information about a Series and/or Property, including location, property type and projected rental income;

●	Analyze Properties by reviewing neighborhood statistics and comparable properties in the relevant market;

●	Connect a bank account to the Landa Mobile App, transfer funds to their Landa Account and monitor their Landa Account balance;

●	Review the Series Materials for the applicable Series;

●	Transact entirely online, including executing digital legal documentation, funds transfer and ownership recordation; and

●	Manage and track investments through an online portfolio; and receive distributions and regular financial and tax reports.

We intend to offer and sell the Shares in our Offerings exclusively through the Landa Mobile App.

Competition

There is significant competition in the real estate industry, including numerous REITs with property acquisition objectives similar to the Series. In addition, we face competition primarily from other real estate investment platform companies such as Roofstock, Inc., Fundrise LLC, Arrived Homes, LLC and Compound Projects, LLC, as well as a range of emerging new companies providing real estate investment products and services. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Employees

We do not have any employees and are externally managed by the Manager. Currently, no Series has employees and we do not expect that any Series will have any employees. Employees of the Manager will provide all operational, administrative, and managerial services to the Company and each Series.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which can be found here and is incorporated herein by reference, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. As noted in the independent auditor’s report, the audit of our financial statements was conducted for the purpose of forming an opinion on the combined financial statements as a whole. The series-level combining supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series. The following discussion contains series-level detail that has not been audited. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Landa App 3 LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Limited Liability Company Operating Agreement of the Company (the “Master Agreement”) and the Series Designation for such Series (as defined in the “Master Agreement”).

The purpose of the Series is to acquire, hold and manage multifamily rental properties (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns. We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa Mobile App.  See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, since we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to securitize on the Landa Mobile App;

●	market the Landa Mobile App and the Offerings in individual Series and attract investors to the Landa Mobile App;

●	continue to develop the Landa Mobile App and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Each Series was organized in June 2022 and acquired title to its underlying Property from Landa Properties LLC (“Landa Properties”) in July, 2022.

Each Series commenced operations on June 24, 2022 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
07/14/2022		X	Transfer of Title
07/25/2022	X
08/04/2022	X
08/09/2022		X
08/29/2022			Refinancing
09/06/2022	X
09/07/2022		X
10/07/2022		X
11/07/2022		X
12/07/2022		X
12/07/2022	X
01/04/2023	X
01/12/2023		X
02/02/2023		X
03/02/2023		X
04/05/2023		X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for multi-family rentals. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 and six and a half percent (6.5%) in December 2022, according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia and New York, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations and could materially affect our future combined results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations during the initial period of June 24, 2022 (Commencement of Operations) through December 31, 2022 (the “Initial Period”)

Category	For the Initial Period ended December 31, 2022
Rental Income	$294,391
Professional Fees	44,477
Management fee	16,604
Repairs & maintenance	64,717
Insurance	15,416
Real estate taxes	34,673
Depreciation expense	157,675
Interest expense	384,048
Utilities	14,268
Net Operating Loss before Income Taxes	(437,487)
Provision for Income Taxes	(668)
Total Loss	$(438,155)

Revenues

Revenues are generated at the Series level. Each Series generates revenue through rental income earned from its underlying Property.

We generated rental revenues of $294,391 for the Initial Period. The following table summarizes the rental income by Series:

Series	For the Initial Period ended December 31, 2022
Landa Series 996 Greenwood Avenue NE	$27,765
Landa Series 6696 Mableton Parkway SE	21,581
Landa Series 368 Irwin Street NE	37,909
Landa Series 1363 Hancock Street	89,184
Landa Series 24 Ditmars Street	62,248
Landa Series 132 Cornelia Street	55,704
Total Combined	$294,391

Operating Expenses

The Operating Expenses incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the Operating Expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

For the Initial Period, the Series incurred a total aggregate of $347,830 in Operating Expenses (calculated on a combined basis).

The following table summarizes the Operating Expenses by category:

Category	For the Initial Period ended December 31, 2022
Management fee	$16,604
Professional fees	44,477
Repairs & maintenance	64,717
Insurance	15,416
Real estate taxes	34,673
Depreciation expense	157,675
Utilities	14,268
Total Operating Expenses	$347,830

The following table summarizes the Operating Expenses for each Series:

Series	For the Initial Period ended December 31, 2022
Landa App 3	$44,477
Landa Series 24 Ditmars Street	54,772
Landa Series 132 Cornelia Street	42,755
Landa Series 368 Irwin Street NE	37,061
Landa Series 996 Greenwood Avenue NE	88,396
Landa Series 1363 Hancock Street	65,997
Landa Series 6696 Mableton Parkway SE	14,372
Total Operating Expenses	$347,830

Interest Expense

The following table summarizes Interest Expense for each Series:

Series	For the Initial Period ended December 31, 2022
Landa App 3	$199,832
Landa Series 24 Ditmars Street	33,302
Landa Series 132 Cornelia Street	31,248
Landa Series 368 Irwin Street NE	17,774
Landa Series 996 Greenwood Avenue NE	50,263
Landa Series 1363 Hancock Street	46,919
Landa Series 6696 Mableton Parkway SE	4,710
Total Interest Expense	$384,048

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors, we generated aggregate net losses of $438,155 for the Initial Period. Of this, $244,309 is interest expense and professional fees incurred by the Company and is not attributable to the individual series. The following table summarizes net income/(loss) for each Series:

Series	For the Initial Period ended December 31, 2022
Landa Series 24 Ditmars Street	$(25,826)
Landa Series 132 Cornelia Street	(18,299)
Landa Series 368 Irwin Street NE	(16,926)
Landa Series 996 Greenwood Avenue NE	(110,894)
Landa Series 1363 Hancock Street	(23,732)
Landa Series 6696 Mableton Parkway SE	1,831
Landa App 3, LLC	(244,309)
Total Net Income (Loss)	$(438,155)

Liquidity and Capital Resources

The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which the Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

Cash Balances

As of December 31, 2022, the Company itself had no cash or cash equivalents on hand. Cash is held at the Series level. On a total combined basis, as of December 31, 2022 the Series in the aggregate had $206,053 on hand. The following table summarizes the cash and cash equivalents by Series:

Series	As of December 31, 2022
Landa Series 24 Ditmars Street	$46,368
Landa Series 132 Cornelia Street	44,241
Landa Series 368 Irwin Street NE	19,452
Landa Series 996 Greenwood Avenue NE	12,474
Landa Series 1363 Hancock Street	67,865
Landa Series 6696 Mableton Parkway SE	15,653
Total Cash	$206,053

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series.

Series	Original Outstanding Amount	Annual Interest Rate	Loan Date	Current Amount Outstanding
Landa Series 996 Greenwood Avenue NE	$2,542,151	4.5%	07/08/2022	$1,788,449
Landa Series 6696 Mableton Parkway SE	$505,527	4.5%	07/08/2022	$-
Landa Series 368 Irwin Street NE	$1,196,951	4.5%	07/08/2022	$409,440
Landa Series 1363 Hancock Street	$2,736,598	4.5%	07/11/2022	$1,647,752
Landa Series 24 Ditmars Street	$2,014,427	4.5%	07/11/2022	$1,039,146
Landa Series 132 Cornelia Street	$1,901,367	4.5%	07/11/2022	$966,509

(1)	The principal amount is due and payable by the Series within 30 days after the demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	The current amount outstanding as of December 31, 2022.

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Business – Our Manager – Disposition Policies” for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Manager to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective June 24, 2022.

We determine revenue recognition through the following steps:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%. Further, if the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, then you may be unable to receive distributions until the Series can generate revenue.

Fees to the Manager

Monthly Management Fee: The Manager receive fees, reimbursements, and compensation in connection with the acquisition and Property management of the Series’ real estate investments. Management fee percentage ranges from 5% for the New York properties to 8% for the Georgia properties. Management fees are earned based off of rental income.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to one percent (1%) of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business—Our Manager—Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees of the Company

Neither the Company, nor any Series, has any directors, executive officers, or employees, and we do not expect the Company or any Series to appoint or hire any directors, executive officers, or employees.

Directors, Executive Officers and Significant Employees of the Manager

The following individuals constitute the members of the board of directors (the “Board”), executive management and significant employees of the Manager:

Name	Position	Age	Term of Office
Directors and Executive Officers:
Yishai Cohen	Chairman, Chief Executive Officer and President	27	Since September 2019
Amit Assaraf	Chief Technology Officer, Director	26	Since September 2019

Charles Tomlinson	Head of Finance	58	Since February 2022

Non-Employee Directors:
Arnon Dinur	Director	50	Since September 2019
Gigi Levy-Weiss	Director	50	Since September 2019
Yaniv Sarig	Director	43	Since September 2019

There are no family relationships between any director, executive officer or significant employee of the Manager.

Directors and Executive Officers

Yishai Cohen, Chairman, Chief Executive Officer and President. Mr. Cohen is the co-founder of Landa Holdings, Inc. and has served as its President and Chairman of the Board since September 2019, and its Chief Executive Officer since April 2020. Prior to founding Landa Holdings, Inc., Mr. Cohen was the founder of SmartBus, an Israeli-based business-to-business transportation platform, which was acquired in 2016. Mr. Cohen has extensive experience in internet and mobile products, marketplaces and technology.

Amit Assaraf, Chief Technology Officer and Director. Mr. Assaraf is the co-founder of Landa Holdings, Inc. and has served as its Chief Technology Officer and member of the Board of Landa Holdings, Inc. since September 2019. Mr. Assaraf has over 10 years of experience in software engineering and system architecture, specializes in consumer products and cyber security. Prior to co-founding Landa Holdings, Inc., Mr. Assaraf served as a technical lead of several high-tech companies, including Landbridge Ltd., Helpi Ltd., Genesis Labs Ltd., and CityPark Ltd. Mr. Assaraf is a graduate of the Elite Intelligence Unit 8200 of the Israeli Defense Forces.

Charles Tomlinson, Head of Finance. Mr. Tomlinson has served as the Principal Financial Officer and Principal Accounting Officer of Landa Holdings, Inc. since February 2022. Mr. Tomlinson has over 30 years of experience in the real estate industry and has actively managed several real estate investment trusts. Prior to joining Landa Holdings, Inc., Mr. Tomlinson served as Director of REIT Compliance for Equus Capital Partners, Ltd. Mr. Tomlinson is a graduate of the University of Maryland with a B.S. in Accounting and Finance.

Non-Employee Directors

Arnon Dinur, Director. Mr. Dinur has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Dinur is a partner at 83North, and serves also as a director at Applicaster Ltd., Beach Bum Ltd., Lendbuzz, Inc., Marqeta, Inc., Mixtiles Ltd., EX.CO Ltd., Podimo ApS, Snappy App, Inc., Stuff That Works Ltd., Superplay Ltd., Terrascope Limited (Fatmap) and VIA Transportation, Inc. He also serves as a board observer at Bluevine Capital Inc. and Wolt Enterprises Oy. Mr. Dinur is also a board member at Lobby99, a non-profit organization. Mr. Dinur holds a LL.B. in Law and a BA in accounting from Tel Aviv University, and an MBA from the University of Texas at Austin.

Gigi Levy-Weiss, Director. Mr. Levy-Weiss has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Levy-Weiss is the founding partner of NFX, a $275 million leading seed venture firm. Prior to NFX, Gigi served as the CEO of 888 Holdings, PLC (LSE: 888.L). Mr. Levy-Weiss previously founded, and assumed senior positions at, a number of startups including Playtika and Inception, and has been an investor in companies such as Kenshoo, Moon Active, Plarium, MyHeritage, Optimove, Selina, Houseparty, R2Net, SimilarWeb, NanoRep, Replay Technology, and SpaceApe. Mr. Levy-Weiss currently serves on the Supervisory Board of Bertelsmann SE & Co. KGaA and on the Client Advisory Council of Facebook. In addition, Mr. Levy-Weiss is a member of the board of directors of the Middle East Entrepreneurs of Tomorrow and is a member of the advisory board of the Technology Management, Innovation and Entrepreneurship MBA at Tel Aviv University. Mr. Levy-Weiss served as a pilot in the Israeli Air Force and holds an MBA from the Kellogg School of Management at Northwestern University.

Yaniv Sarig, Director. Mr. Sarig has served as a member of the Board of Landa Holdings, Inc. since September 2019. Mr. Sarig is a co-founder, director and President and Chief Executive Officer of Mohawk Group, Inc. Prior to co-founding Mohawk, Mr. Sarig led the Financial Services Engineering department at Coverity, a leading software startup providing code quality and security solutions for top financial institutions and hedge funds in New York including NYSE, Nasdaq, JPMC and Barclays, from April 2012 to April 2014. Before joining Coverity, Mr. Sarig held lead technical roles at Bloomberg from October 2011 to April 2012 and EPIQ Systems, Inc. (Nasdaq: EPIQ), a legal process outsourcing company, from February 2006 to October 2011. Prior to moving to New York City, Mr. Sarig lived in Israel where he held various software engineering roles at startups from various industries including companies involved in digital printing solutions and military navigation systems. Mr. Sarig served in the IDF Special Forces where he obtained the rank of Sergeant First Class and holds a BS in Computer Science from Touro College.

Compensation of Executive Officers

Neither the Company, nor any Series has any executive officers or employees, nor does the Company or any Series currently intend to hire any executive officers or employees who will be compensated directly by us. Each of the executive officers of our Manager manages our day-to-day affairs; oversees the review, selection and recommendation of investment opportunities; services acquired investments; and monitors the performance of these investments to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our manager. Although each Series indirectly bears some of the costs of the compensation paid to these individuals, through the monthly management fee that each Series pays to the Manager, we do not intend to pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Description of our Business – Manager Compensation” in our Offering Circular, which can be found here and is incorporated herein by reference.

Item 4. Security Ownership of Management and Certain Securityholders

The Company and each Series are managed by the Manager and do not have directors or executive officers. The Manager is the sole member of the Company and neither the Manager nor any of its directors or executive officers own Shares in any of the Series.

Item 5. Interest of Management and Others in Certain Transactions Other Information

We are subject to various conflicts of interest arising out of our relationship with the Manager and its affiliates.

Please see “Interest of Management and Others in Certain Transactions Other Information” in our Offering Circular, which can be found here and is incorporated herein by reference.

Transactions

Property Acquisitions

Each Series previously issued an Acquisition Note to the Manager in connection with the acquisition of its property.

The acquisitions of the Properties by the Series were not, or will not be, arm’s length transactions. Each Series treated, or will treat, its acquisition as a transaction between entities under common control per Accounting Standards Codification (“ASC”) 805-50 and recorded, or will record, the transaction at its carryover basis.

Nevertheless, Landa Properties acquired each Property for either the same purchase price that each Series paid for such Property or the most recent appraisal value or broker price opinion, as applicable, for such Property.

For more information on the purchase prices of the Properties, please see “Use of Proceeds” of our Offering Circular, which can be found here and is incorporated herein by reference.

Loans

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager.

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Loans for information related to the Loans.

Our Affiliates’ Interests

General

The Manager also serves as manager to Landa App LLC and Landa App 2 LLC, each a Delaware series limited liability company also formed for the purpose of offering a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties. Each series of Landa App LLC and Landa App 2 LLC is similarly managed by the Manager. The Manager may also manage other affiliate companies in the future.

The executive officers of the Manager will also manage operations for each Series. These persons will have legal obligations with respect to those entities that are similar to their obligations to the Company. In the future, however, these persons and other affiliates of the Manager may organize other real estate-related programs and acquire for their own accounts real estate properties that may be suitable for us.

In addition, each of the Manager’s executive officers will also provide executive and management services to other affiliated entities. As a result, they will owe duties to each of these entities, their holders, members and partners. These duties may from time-to-time conflict with the duties that they owe to the Company and each Series. These persons will also have conflicts of interest with respect to our agreements and arrangements with the Manager and other affiliates of the Manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. Except as provided in the Master Agreement or the applicable Management Agreement, the Manager is not required to make available any particular individual personnel to us or any Series.

The Manager’s executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with the Manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the Manager or one of its affiliates, including the Manager, which we refer to collectively as the Manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

For more information related to the risks associated with the Manager’s management of our affiliates who operate competing businesses, please see the section entitled “Risk Factors—Risk Related to the Company and the Manager–The Manager may have a conflict of interest as it manages multiple Series, the Company, and an affiliate company of ours that leases residential properties and has a financial interest in certain agreements of the Series, any of which could result in the Manager not acting in the best interest of a particular Series” of our Offering Circular, which can be found here and is incorporated herein by reference.

Payment of Certain Fees and Expenses of the Manager

Each Series pays or reimburses the Manager for fees and expenses incurred by the Manager in connection with its management of the Series and the Properties, including, but not limited to, any ongoing expense of the Series or the Property that is paid by the Manager, expenses in connection with the special servicing of the non-performing Properties and the liquidation of the Properties, and, if applicable, interest payments on related-party loans for operations, issued by the Manager to a Series. These fees and expenses payable by the Series to the Manager and its affiliates were not determined on an arm’s length basis.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Fees to the Manager” for more information about the fees and expenses payable to the Manager. See also “Interest of Management and Others in Certain Transactions Other Information” in our Offering Circular, which can be found here and is incorporated herein by reference.

Item 6. Other Information

None.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of
Landa App 3 LLC and Series

New York, New York

Opinion on the Combined and Combining Financial Statements

We have audited the accompanying combined and combining balance sheet of Landa App 3 LLC and Series (the Company) as of December 31, 2022, and the related combined and combining statements of comprehensive income (loss), members’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the combined and combining financial statements). In our opinion, the combined and combining financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying combined and combining financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the combined and combining financial statements, the Company’s lack of liquidity, nominal cash and limited operations since inception raises substantial doubt about their ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The combined and combining financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These combined and combining financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined and combining financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and combining financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the combined and combining financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and combining financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and combining financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We have served as the Company’s auditor since 2023.

Blue Bell, Pennsylvania

April 28, 2023

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Assets
Current assets:
Cash	$-	$36,068	$32,491	$15,027
Restricted cash	-	10,300	11,750	4,425
Accounts receivable	-	-	-	-
Due from related party	5,722,168	-	-	-
Total current assets	5,722,168	46,368	44,241	19,452

Property and equipment, net	-	1,943,925	1,787,331	1,137,356
Total assets	$5,722,168	$1,990,293	$1,831,572	$1,156,808

Liabilities and members’ equity (deficit)
Current liabilities:
Due to related party	$-	$32,366	$28,217	$14,230
Prepaid rent	-	-	-	-
Other current liabilities	44,477	-	-	-
Security deposit	-	10,300	11,750	4,425
Bridge notes payable	5,922,000	-	-	-
Total current liabilities	5,966,477	42,666	39,967	18,655

Acquisition notes payable, related party	-	1,039,146	966,509	409,440
Total liabilities	5,922,000	1,081,812	1,006,476	428,095

Members’ equity (deficit)	(244,309)	908,481	825,096	728,713

Total liabilities and members’ equity (deficit)	$5,722,168	$1,990,293	$1,831,572	$1,156,808

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2022

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Balance Sheet
Assets
Current assets:
Cash	$3,749	$53,165	$11,868	$152,368
Restricted cash	8,725	14,700	3,785	53,685
Accounts receivable	-	11,200	1,985	13,185
Due from related party	-	-	24,317	5,746,485
Total current assets	12,474	79,065	41,995	5,965,723

Property and equipment, net	2,147,511	2,584,639	479,754	10,080,516

Total assets	$2,159,985	$2,663,704	$521,709	$16,046,239

Liabilities and members’ equity (deficit)
Current liabilities:
Due to related party	$53,979	$44,291	$-	$173,083
Prepaid rent	-	3,500	-	3,500
Other current liabilities	-	-	21,474	65,951
Security deposit	8,725	14,700	3,785	53,685
Bridge notes payable	-	-	-	5,922,000
Total current liabilities	62,704	62,491	25,259	6,218,219

Acquisition notes payable, related party	1,788,449	1,647,752	-	5,851,296
Total liabilities	1,851,153	1,710,243	25,259	12,069,515

Members’ equity (deficit)	308,832	953,461	496,450	3,976,724
Total liabilities and members’ equity (deficit)	$2,159,985	$2,663,704	$521,709	$16,046,239

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2022

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Rental income	$-	$62,248	$55,704	$37,909

Operating expenses
Management fee	-	3,112	2,785	3,016
Professional Fees	44,477
Repairs & maintenance	-	16,692	8,173	9,703
Insurance	-	1,946	1,679	1,458
Real estate taxes	-	2,353	1,792	4,246
Depreciation expense	-	29,826	27,423	17,450
Utilities	-	843	903	1,188
Total operating expenses	44,477	54,772	42,755	37,061

Net operating income (loss)	(44,477)	7,476	12,949	848

Other expense
Interest expense	(199,832)	(33,302)	(31,248)	(17,774)
Net income (loss) before income taxes	(199,832)	(25,826)	(18,299)	(16,926)

Provision for income taxes	-	-	-	-

Net income (loss)	$(244,309)	$(25,826)	$(18,299)	$(16,926)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2022

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Statements of Comprehensive Income (Loss)
Rental income	$27,765	$89,184	$21,581	$294,391

Operating expenses
Management fee	2,221	3,902	1,568	16,604
Professional Fees	-	-	-	44,477
Repairs & maintenance	15,937	11,519	2,693	64,717
Insurance	6,084	3,554	695	15,416
Real estate taxes	16,940	6,695	2,647	34,673
Depreciation expense	36,929	39,656	6,391	157,675
Utilities	10,285	671	378	14,268
Total operating expenses	88,396	65,997	14,372	347,830
	-	-	-	-
Net operating income (loss)	(60,631)	23,187	7,209	(53,439)

Other expense
Interest expense	(50,263)	(46,919)	(4,710)	(384,048)
Net income (loss) before income taxes	(110,894)	(23,732)	2,499	(437,487)

Provision for income taxes	-	-	(668)	(668)

Net income (loss)	$(110,894)	$(23,732)	$1,831	$(438,155)

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND ITS SERIES

COMBINED AND COMBINING STATEMENT OF MEMBERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2022

	Landa App 3 LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Balance at December 31, 2021	$-	$-	$-	$-

Proceeds from sales of membership interests	-	973,892	883,985	762,773

Distributions	-	(39,585)	(40,590)	(17,134)

Net income (loss)	(244,309)	(25,826)	(18,299)	(16,926)

Balance at December 31, 2022	$(244,309)	$908,481	$825,096	$728,713

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Members’ Equity
Balance at December 31, 2021	$-	$-	$-	$-

Proceeds from sales of membership interests	427,967	1,027,448	505,527	4,581,592

Distributions	(8,241)	(50,255)	(10,908)	(166,713)

Net income (loss)	(110,894)	(23,732)	1,831	(438,155)

Balance at December 31, 2022	$308,832	$953,461	$496,450	$3,976,724

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2022

	Landa 3 App LLC	Landa Series 24 Ditmars Street	Landa Series 132 Cornelia Street	Landa Series 368 Irwin Street NE
Cash flows from operating activities:
Net income (loss)	$(244,309)	$(25,826)	$(18,299)	$(16,926)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	-	29,826	27,423	17,450
Changes in assets and liabilities:
Restricted cash	-	(10,300)	(11,750)	(4,425)
Accounts receivable	-	-	-	-
Due from related party	199,832	-	-	-
Due to related party	-	67,792	62,330	35,900
Prepaid rent	-	-	-	-
Other current liabilities	44,477	-	-	-
Security deposit	-	10,300	11,750	4,425
Net cash provided by operating activities	-	71,792	71,454	36,424

Cash flows from financing activities:
Proceeds from sales of membership interests	-	973,892	883,985	762,773
Distributions	-	(39,585)	(40,590)	(17,134)
Repayment of acquisition note, related party	-	(970,031)	(882,358)	(767,036)
Net cash used in financing activities	-	(35,724)	(38,963)	(21,397)

Net change in cash	-	36,068	32,491	15,027
Cash at beginning of year	-	-	-	-
Cash at end of year	$-	$36,068	$32,491	$15,027

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$-	$1,973,751	$1,814,754	$1,154,806
Acquisition notes payable for property acquisition, net	$-	$2,009,177	$1,848,867	$1,176,476
Bridge notes payable through due from related party	$5,922,000	$-	$-	$-

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

COMBINED AND COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

(CONTINUED)

	Landa Series 996 Greenwood Avenue NE	Landa Series 1363 Hancock Street	Landa Series 6696 Mableton Parkway SE	Total Combined Statements of Cash Flows
Cash flows from operating activities:
Net income (loss)	$(110,894)	$(23,732)	$1,831	$(438,155)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	36,929	39,656	6,391	157,675
Changes in assets and liabilities:
Restricted cash	(8,725)	(14,700)	(3,785)	(53,685)
Accounts receivable	-	(11,200)	(1,985)	(13,185)
Due from related party	-	-	(15,251)	184,581
Due to related party	94,590	93,594	-	354,206
Prepaid rent	-	3,500	-	3,500
Other current liabilities	-	-	21,474	65,951
Security deposit	8,725	14,700	3,785	53,685
Net cash provided by operating activities	20,625	101,818	12,460	314,573

Cash flows from financing activities:
Proceeds from sales of membership interests	427,967	1,027,448	505,527	4,581,592
Distributions	(8,241)	(50,255)	(10,908)	(166,713)
Repayment of acquisition note, related party	(436,602)	(1,025,846)	(495,211)	(4,577,084)
Net cash used in financing activities	(16,876)	(48,653)	(592)	(162,205)

Net change in cash	3,749	53,165	11,868	152,368
Cash at beginning of year	-	-	-	-
Cash at end of year	$3,749	$53,165	$11,868	$152,368

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Property acquisition, related party	$2,110,582	$2,544,983	$473,363	$10,072,239
Acquisition notes payable for property acquisition, net	$2,225,051	$2,673,598	$495,211	$10,428,380
Bridge notes payable through due from related party	$-	$-	$-	$5,922,000

The accompanying notes are an integral part of these combined and combining financial statements.

LANDA APP 3 LLC AND SERIES

NOTES TO THE COMBINED AND COMBINING FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF ACTIVITIES

Landa App 3 LLC (“App 3”), is a Delaware series limited liability company organized in September 2021. App 3 is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the manager for the real estate properties owned by App 3 and each underlying Series (as defined below).

Landa App 3 and its series (herein referred to as “the Company”) was formed to engage in the business of acquiring, managing and renting multi-family properties (each a “Property,” and collectively, the “Properties”). Landa Holdings, Inc. has created, and it is expected that Landa Holdings, Inc, will continue to create, separate series of interests registered under the Company (each a “Series,” and collectively, the “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation when it files its initial year Federal tax returns. Landa Holdings, Inc is the managing member and has controlling interest in Landa App 3 LLC and each individual Series, collectively referred to as the Company.

On September 29, 2021, the Company filed Certificates of Registered Series Limited Liability Company with the Secretary of State of the State of Delaware to register each of the Series.

The Series commenced operations on June 24, 2022. Subsequently, between July 8, 2022 and July 12, 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

The Form 1A filed and qualified with the Securities Exchange Commission (SEC) on June 24, 2022 included an Audit Opinion from a previous Auditor on the balance sheet as December 31, 2021 reflecting zero assets, liabilities and equity. Since there was no activity in 2021, the comparative 2021 financial statements would not be meaningful and therefore are not presented.

2. GOING CONCERN

The accompanying combined and combining financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The combined and combining financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for public entities.

The combined and combining financial statements of Landa App 3 LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as managing member to the Company and each Series.

The combined and combining financial statements include the six (6) multi-family properties located in the Atlanta metropolitan area in the state of Georgia and in the borough of Brooklyn in New York City, New York. Each Property was acquired by each respective Series, as set forth in the table below:

Series Name	Series Inception Date	Acquisition Date
Landa Series 24 Ditmars Street	March 1, 2022	July 11, 2022
Landa Series 132 Cornelia Street	May 23, 2022	July 11, 2022
Landa Series 368 Irwin Street NE	May 23, 2022	July 8, 2022
Landa Series 996 Greenwood Avenue NE	March 1, 2022	July 8, 2022
Landa Series 1363 Hancock Street	May 23, 2022	July 11, 2022
Landa Series 6696 Mableton Parkway SE	March 1, 2022	July 8, 2022

Principles of Combination

The combined and combining financial statements include the accounts of Landa App 3 LLC and each series listed in the table above. All inter-company transactions and balance have been eliminated in the combined and combing financial statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined and combining financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and combining financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these combined and combining financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Restricted Cash

Each Series held the following amount of restricted cash as of December 31, 2022.

Series	Restricted Cash
Landa Series 24 Ditmars Street	$10,300
Landa Series 132 Cornelia Street	11,750
Landa Series 368 Irwin Street NE	4,425
Landa Series 996 Greenwood Avenue NE	8,725
Landa Series 1363 Hancock Street	14,700
Landa Series 6696 Mableton Parkway SE	3,785
Total Restricted Cash	$53,685

Restricted cash is made up of security deposits.

As a matter of performing its duties, the Manager, at times, will collect and hold cash on behalf of the Series.

Revenue

The Company adopted FASB ASC 606, Revenue form Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There are no cumulative impacts there were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenues are generated at the Series level. Rental revenue is generated from annual or month to month leases of the multi-family homes. The Company recognizes rental revenue on a monthly basis when earned.

Property Acquisitions

Upon acquisition from a third-party, the Company evaluates the acquired multi-family properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, the purchases of properties are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land and building.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Acquired leases are generally short-term in nature (less than one year).

Property acquisitions from Landa Holdings, Inc are considered this transactions between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2022, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements, and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to twenty-seven and one half (27.5) years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. The Company capitalizes expenditures above a pre-determined threshold that improve or extend the life of a property.

Impairment of Long Lived Assets

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if it’s carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of December 31, 2022.

Income Taxes

App 3 intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the combined and combining financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the combined and combining financial statements from such positions are then measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon settlement. There were no uncertain tax positions as of December 31, 2022.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the states of Georgia and New York. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

Prior to qualification, the Manager will pay and record all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware, Georgia, and New York. In addition, the Manager will pay all costs incurred in connection with each Offering. The Series will not incur any costs or expense on their books for these transactions.

In accordance with FASBASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this standard did not impact the Company’s financial reporting and disclosure as all of the Company’s leases are twelve (12) months or less and have no escalations in rental income.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined and combining financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The carrying amounts of the Company’s financial instruments, such as cash, receivables, due to/from related party, and security deposit, approximate their fair value because of their short maturities. The Company believes the carrying amount of acquisition notes payable, related party and bridge note payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

5. INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The following table sets forth the land, building and accumulated depreciation associated with each Series’ Property as of December 31, 2022.

Series	Land	Building	Total Property	Accum Deprec	Property, Net
Landa Series 24 Ditmars Street	$394,750	$1,579,001	$1,973,751	$29,826	$1,943,925
Landa Series 132 Cornelia Street	362,951	1,451,803	1,814,754	27,423	1,787,331
Landa Series 368 Irwin Street NE	230,961	923,845	1,154,806	17,450	1,137,356
Landa Series 996 Greenwood Avenue NE	436,888	1,747,552	2,184,440	36,929	2,147,511
Landa Series 1363 Hancock Street	524,859	2,099,436	2,624,295	39,656	2,584,639
Landa Series 6696 Mableton Parkway SE	97,229	388,916	486,145	6,391	479,754
Totals	$1,890,675	$8,347,516	$10,238,191	157,675	$10,080,516

For the year ended December 31, 2022, each Series recognized the following in depreciation expense:

Series	Depreciation Expense
Landa Series 24 Ditmars Street	$29,826
Landa Series 132 Cornelia Street	27,423
Landa Series 368 Irwin Street NE	17,450
Landa Series 996 Greenwood Avenue NE	36,929
Landa Series 1363 Hancock Street	39,656
Landa Series 6696 Mableton Parkway SE	6,391
Total Depreciation Expense	$157,675

6. RELATED PARTY TRANSACTIONS

Landa Holdings Inc., Manager

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are interest-bearing and are an unsecured obligation of the applicable Series. The maturity date of the Acquisition Notes are five (5) years from the date of issuance. The interest expense related to the Acquisition Notes as of December 31, 2022 is $184,217.

The following table sets forth the net amounts as of December 31, 2022.

Series	Original Outstanding Amount	Annual Interest Rate	Loan Date	Current Amount Outstanding
Landa Series 996 Greenwood Avenue NE	$2,542,151	4.5%	07/08/2022	$1,788,449
Landa Series 6696 Mableton Parkway SE	505,527	4.5%	07/08/2022	-
Landa Series 368 Irwin Street NE	1,196,951	4.5%	07/08/2022	409,440
Landa Series 1363 Hancock Street	2,736,598	4.5%	07/11/2022	1,647,752
Landa Series 24 Ditmars Street	2,014,427	4.5%	07/11/2022	1,039,146
Landa Series 132 Cornelia Street	1,901,367	4.5%	07/11/2022	966,509
Total Acquisition Notes	$10,897,021			$5,851,296

Due from/(to) Related Party Loans

The Manager will provide short term non-interest-bearing loans to the Series to be repaid from operating cash flow. The following table sets forth the net amounts as of December 31, 2022.

Series	Due from/(to) Related Party Loans
Landa App 3 LLC	$5,722,168
Landa Series 24 Ditmars Street	(32,366)
Landa Series 132 Cornelia Street	(28,217)
Landa Series 368 Irwin Street NE	(14,230)
Landa Series 996 Greenwood Avenue NE	(53,979)
Landa Series 1363 Hancock Street	(44,291)
Landa Series 6696 Mableton Parkway SE	24,317
Total Due to/(from) Related Party Loans	$5,573,402

Management Fee

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

The following shows the amounts incurred from each Series for management fees for the year ended December 31, 2022:

Series	Management Fees
Landa Series 24 Ditmars Street	$3,112
Landa Series 132 Cornelia Street	2,785
Landa Series 368 Irwin Street NE	3,016
Landa Series 996 Greenwood Avenue NE	2,221
Landa Series 1363 Hancock Street	3,902
Landa Series 6696 Mableton Parkway SE	1,568
Total Management Fees	$16,604

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property, which is included in the cost of the property.

The following table sets forth the amounts incurred from each Series for acquisition fees for the year ended December 31, 2022:

Series	Acquisition fee
Landa Series 24 Ditmars Street	$111,789
Landa Series 132 Cornelia Street	105,336
Landa Series 368 Irwin Street NE	66,183
Landa Series 996 Greenwood Avenue NE	139,951
Landa Series 1363 Hancock Street	151,510
Landa Series 6696 Mableton Parkway SE	27,786
Total Acquisition Fees	$602,555

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property. These expenses are included in the cost of the property.

The following table sets forth the amounts incurred from each Series for property diligence expenses for the year ended December 31, 2022:

Series	Property Diligence Expenses
Landa Series 24 Ditmars Street	$3,810
Landa Series 132 Cornelia Street	3,810
Landa Series 368 Irwin Street NE	5,080
Landa Series 996 Greenwood Avenue NE	13,970
Landa Series 1363 Hancock Street	7,620
Landa Series 6696 Mableton Parkway SE	5,080
Total Property Diligence Expenses	$39,370

7. BRIDGE NOTE PAYABLE

In August 2022, App 3 refinanced a portion of each of the Series’ Acquisition Notes with senior secured bridge note payables provided by third-party lenders. In connection with each refinancing, App 3 entered into six (6) Bridge Notes with third-party lenders (collectively the “Bridge Notes”). The principal amounts and associated interest are recognized by App 3 and is not attributable to any individual Series. The bridge loans are collateralized by the underlying Series properties land, improvements, fixtures, leases and rents. The following table sets forth the terms and the net amounts as of December 31, 2022. The management agreement entered into between the Company and the Manager allows the Manager to secure this debt. Interest expense for the bridge loans for the year ended December 31, 2022 totaled $199,832 and was paid by the Manager and included in the due to related party balance. The following table sets forth the terms and the net amounts as of December 31, 2022.

Property	Principal Amount	Annual Interest Rate	Maturity Date	Current Outstanding Balance
1363 Hancock Street, Brooklyn, NY 11211	$1,225,000	9.307%	September 1, 2023	$1,225,000
996 Greenwood Ave NE, Atlanta, GA 30306	1,012,000	9.307%	September 1, 2023	1,012,000
6696 Mableton Parkway SE, Mableton, GA 30126	341,250	8.990%	September 1, 2023	341,250
368 Irwin Street NE, Atlanta, GA 30312	810,000	8.990%	September 1, 2023	810,000
132 Cornelia Street, Brooklyn, NY 11221	1,256,250	8.990%	September 1, 2023	1,256,250
24 Ditmars Street, Brooklyn, NY 11221	1,277,500	8.990%	September 1, 2023	1,277,500
Total Bridge Note Payable	$5,922,000			$5,922,000

8. MEMBER’S EQUITY

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions monthly. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

For the year ended December 31, 2022, the Series raised on its public offerings net proceeds of $4,581,592. For the year ended December 31, 2022, five series remained open and one closed. An “Open” series is defined as a series that has not sold out its primary primary offering. A “Closed” series has sold 100% of its offerings.

The following is a summary of the public offerings by each Series:

	December 31, 2022
Series	# of memberships issued	Net proceeds from the issuance of membership interests
Landa Series 24 Ditmars Street	48,350	$973,892
Landa Series 132 Cornelia Street	46,498	883,985
Landa Series 368 Irwin Street NE	63,730	762,773
Landa Series 996 Greenwood Avenue NE	16,837	427,967
Landa Series 1363 Hancock Street	37,546	1,027,448
Landa Series 6696 Mableton Parkway SE	100,000	505,527
	312,961	$4,581,592

Distributions

For the year ended December 31, 2022, the Series made distributions to investors of the respective Series totaling $166,713, which were recorded as a reduction to members’ equity.

The following is a summary of distributions by each Series for the year ended December 31, 2022:

Series	Distributions for the year ended December 31, 2022
Landa Series 24 Ditmars Street	$39,585
Landa Series 132 Cornelia Street	40,590
Landa Series 368 Irwin Street NE	17,134
Landa Series 996 Greenwood Avenue NE	8,241
Landa Series 1363 Hancock Street	50,255
Landa Series 6696 Mableton Parkway SE	10,908
Total Distributions	$166,713

9. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

There are no legal proceedings material to the Company’s business or financial condition pending and management is not aware of any legal proceedings contemplated or threatened.

10. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is not required due to the current uncertainty of the future realization of the deferred tax assets.

Deferred tax assets were calculated using the Company’s combined effective tax rates, which it estimated to be ranging from 21.0% to 27.0% based on the state of the respective Series and the federal tax rate. The total deferred tax asset as of December 31, 2022, is $118,302, which consists entirely of federal and state net operating loss carryforwards. Based on the available evidence, management believes that it is more likely than not that its deferred tax assets will not be realized and accordingly, nearly a full valuation allowance is provided for. The effective rate is reduced to approximately ..1% for 2022 due to the valuation allowance on its net deferred tax assets. The provision for income taxes for the year ended December 31, 2022 is $668. The Company did not have any permanent tax difference for the year ended December 31, 2022.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $438,155 for state and federal purposes.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the combined and combining statement of comprehensive income (loss). At January 1, 2022, the Company had no unrecognized tax benefits and no charge during 2022, and accordingly, the Company did not recognize any interest or penalties during 2022 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of December 31, 2022.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022 tax year remains open to examination.

11. SUBSEQUENT EVENTS

From the period January 1, 2023 to April 28, 2023 the Company has declared and distributed four (4) dividends for a total distribution of $110,495. The following table summarizes the dividends declared and distributed by Series:

Series	January 1, 2023	February 1, 2023	March 1, 2023	April 1, 2023	Total Distributions
Landa Series 24 Ditmars Street	$7,972	$4,962	$8,282	$8,719	$29,935
Landa Series 132 Cornelia Street	4,033	7,084	6,164	4,431	21,712
Landa Series 368 Irwin Street NE	4,346	6,024	6,085	4,130	20,585
Landa Series 996 Greenwood Avenue NE	-	667	667	-	1,334
Landa Series 1363 Hancock Street	9,587	7,790	8,394	2,257	28,028
Landa Series 6696 Mableton Parkway SE	2,130	2,257	2,257	2,257	8,901
Total Distributions	$28,068	$28,784	$31,849	$21,794	$110,495

The following table summarizes the additional proceeds received from sales of membership interests from the period January 1, 2023 to April 28, 2023:

	Shares sold for the Period of January 1, 2023 thru April 28, 2023
Series	# of memberships issued	Net proceeds from the issuance of membership interests
Landa Series 24 Ditmars Street	12,871	$259,274
Landa Series 132 Cornelia Street	8,974	170,621
Landa Series 368 Irwin Street NE	21,274	254,634
Landa Series 996 Greenwood Avenue NE	3,359	85,397
Landa Series 1363 Hancock Street	11,501	314,749
Landa Series 6696 Mableton Parkway SE(1)	-	-
	57,979	$1,084,675

(1)	Landa Series 6696 Mableton Parkway SE sold 100% of its primary offering in 2022 and is now “Closed”

Item 8. Exhibit Index

Exhibit No.	Exhibit Description
2.1	Certificate of Formation of Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A filed March 1, 2022)*
2.2	Limited Liability Company Operating Agreement of Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A filed March 1, 2022)*
3.1	Series Designation of Landa App 3 LLC – 6696 Mableton Parkway SE Mableton GA LLC (incorporated by reference to the copy thereof file as Exhibit 3.1 to the Company’s Form 1-A filed on March 1, 2022)*
3.2	Series Designation of Landa App 3 LLC – 996 Greenwood Avenue NE Atlanta GA LLC (incorporated by reference to the copy thereof file as Exhibit 3.2 to the Company’s Form 1-A filed on March 1, 2022)*
3.3	Series Designation of Landa App 3 LLC – 24 Ditmars Street Brooklyn NY LLC (incorporated by reference to the copy thereof file as Exhibit 3.3 to the Company’s Form 1-A filed on March 1, 2022)*
3.4	Series Designation of Landa App 3 LLC – 1363 Hancock Street Brooklyn NY LLC (incorporated by reference to the copy thereof file as Exhibit 3.4 to the Company’s Form 1-A/A filed on May 23, 2022)*
3.5	Series Designation of Landa App 3 LLC – 132 Cornelia Street Brooklyn NY LLC (incorporated by reference to the copy thereof file as Exhibit 3.5 to the Company’s Form 1-A/A filed on May 23, 2022)*
3.6	Series Designation of Landa App 3 LLC – 368 Irwin Street NE Atlanta GD LLC (incorporated by reference to the copy thereof file as Exhibit 3.6 to the Company’s Form 1-A/A filed on May 23, 2022)*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Form 1-A filed March 1, 2022)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-A filed March 1, 2022)*
6.2	Broker Dealer Services Agreement by and between Dalmore Group, LLC and Landa App 3 LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A filed March 1, 2022)*
6.3	Landa Mobile App License Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Form 1-A filed March 1, 2022)*
6.4	Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App 3 Series (Acquisition Note)* (see “Description of the Properties – Loans” of the Company’s Form 1-A filed March 1, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for a schedule of certain material business terms of each Promissory Note with respect to each Series)
6.5	Form of NY Lease Agreement* (see “Description of the Properties” of the Company’s Form 1-A/A filed May 23, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material business terms of each lease with respect to each Series that owns Property in New York)
6.6	Form of GA Lease Agreement* (see “Description of the Properties” of the Company’s Form 1-A/A filed May 23, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material business terms of each lease with respect to each Series that owns Property in Georgia)
6.7	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App 3 LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.7 to the Company’s Form 1-A filed March 1, 2022)*
6.8	Letter Agreement between Dalmore Group, LLC and Landa Holdings, Inc. (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U filed on January 12, 2023)*
6.9	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit A**
6.10	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit B**
6.11	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit C**
6.12	Lease Agreement for 6696 Mableton Parkway SE, Mableton, Georgia 30126 Unit D**
6.13	Lease Agreement for 1363 Hancock Street Brooklyn NY 11237 Garden Unit**
6.14	Lease Agreement for 1363 Hancock Street Brooklyn NY 11237 Unit 1F**
6.15	Lease Agreement for 1363 Hancock Street Brooklyn NY 11237 Unit 1R**
6.16	Lease Agreement for 1363 Hancock Street Brooklyn NY 11237 Unit 2R**
6.17	Lease Agreement for 1363 Hancock Street Brooklyn NY 11237 Unit 3PH**
6.18	Lease Agreement for 996 Greenwood Avenue NE, Atlanta, Georgia 30306 Unit 9**
6.19	Lease Agreement for 996 Greenwood Avenue Northeast, Atlanta, Georgia 30306 Unit 10**
6.20	Lease Agreement for 996 Greenwood Avenue Northeast, Atlanta, Georgia 30306 Unit 11**
6.21	Lease Agreement for 996 Greenwood Avenue Northeast, Atlanta, Georgia 30306 Unit 7**
6.22	Lease Agreement for 132 Cornelia Street, Brooklyn, New York 11221 Unit 1**
6.23	Lease Agreement for 132 Cornelia Street, Brooklyn, New York 11221 Unit 2**
6.24	Lease Agreement for 132 Cornelia Street, Brooklyn, New York 11221 Unit 3**
6.25	Lease Agreement for 24 Ditmars Street, Brooklyn, New York 11221 Unit 1**
6.26	Lease Agreement for 24 Ditmars Street, Brooklyn, New York 11221 Unit 2**
6.27	Lease Agreement for 24 Ditmars Street, Brooklyn, New York 11221 Unit 3**
6.28	Lease Agreement for 368 Irwin Street NE, Atlanta, Georgia 30312 Unit 1**
6.29	Lease Agreement for 368 Irwin Street NE, Atlanta, Georgia 30312 Unit 2**
6.30	Lease Agreement for 368 Irwin Street NE, Atlanta, Georgia 30312 Unit 3**
6.31	Lease Agreement for 368 Irwin Street NE, Atlanta, Georgia 30312 Unit 4**

*	Previously filed

**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App 3 LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: April 28, 2023

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	April 28, 2023
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Charles Tomlinson	Head of Finance of Landa Holdings, Inc.	April 28, 2023
Charles Tomlinson	(Principal Financial Officer and Principal Accounting Officer)